

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2021

John Driscoll
Chief Financial Officer
New You, Inc.
6351 Yarrow Drive
Suite E
Carlsbad, CA 92011

      Re: New You, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed April 8, 2021
          File No. 000-52668

Dear Mr. Driscoll:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences